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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2002

SEC FILE NUMBER
8- 52054

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bondnet Brokers, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Wall Street
(No. and Street)

New York (City) NY (State) 10286 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Claire Scanlon 212-918-2362
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue (Address) **New York** (City) **NY** (State) **10019** (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/12/02
S.S.

OATH OR AFFIRMATION

I, Aldo Bonfiglio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BondNet Brokers, Inc., as of 12/31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Doreen Petrovic
Notary Public

NOTARY PUBLIC DOREEN PETROVIC STATE OF WISCONSIN

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Statement of Financial Condition

Bondnet Brokers, Inc.
(a wholly-owned subsidiary of The Bank of New York)

December 31, 2001
with Report of Independent Auditors

Bondnet Brokers, Inc.
(a wholly-owned subsidiary of The Bank of New York)

Statement of Financial Condition

December 31, 2001

Contents



Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors and Shareholders
Bondnet Brokers, Inc.

We have audited the accompanying statement of financial condition of Bondnet Brokers, Inc., (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Bondnet Brokers, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 25, 2002

Bondnet Brokers, Inc.

(a wholly-owned subsidiary of The Bank of New York)

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 5,000
Securities owned—at market value	45,652
Total assets	$ 50,652
Liabilities	
Taxes payable to Parent	228
Total liabilities	228
Shareholder's equity	
Common stock—$1.00 par value, 1,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	49,000
Retained earnings	424
Total shareholder's equity	50,424
Total liabilities and shareholder's equity	$ 50,652

See accompanying notes.

Bondnet Brokers, Inc.
(a wholly-owned subsidiary of The Bank of New York)

Notes to Statement of Financial Condition

December 31, 2001

1. Organization

Bondnet Brokers, Inc. (the "Company") is a wholly-owned subsidiary of The Bank of New York (the "Parent"). The Company was incorporated in the state of Delaware on August 16, 1999.

The Company is a registered broker/dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers (the "NASD"). During the year ended December 31, 2001, there was no activity in the entity.

2. Summary of Significant Accounting Policies

General

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results may differ from those estimates.

Securities Owned

Securities owned are recorded on a trade date basis. Securities owned are stated at market value.

3. Regulatory Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1. The Commission's requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company computes its net capital in accordance with the aggregate indebtedness method of this rule.

The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under Rule 15c3-1, the Company is required to maintain a minimum net capital of $5,000 or 6-2/3% of aggregate indebtedness.

Bondnet Brokers, Inc.
(a wholly-owned subsidiary of The Bank of New York)

Notes to Statement of Financial Condition (continued)

December 31, 2001

3. Regulatory Requirements (continued)

At December 31, 2001, the Company had net capital of $42,228, which was $37,228 in excess of the amount required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital was .005 to 1.

4. Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by the Parent. Income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent, pursuant to a tax sharing agreement between the Parent and the Company.

5. Related Party Transaction

At December 31, 2001, the Company had $5,000 on deposit with the Parent. In addition, securities owned of $45,652 are invested in mutual funds managed by an affiliate of the Parent.